April 28, 2015

Mr. John Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tri-Continental Corporation (the “Fund”)

File No. 333-104669/811-00266

Post-Effective Amendment to a Registration Statement on Form N-2

Dear Mr. Grzeskiewicz:

This letter responds to comments received by telephone on April 24, 2015 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:

Comment 1:	On page 1 of the Fund’s prospectus, please revise the following statement: “This Prospectus applies to all shares of Common Stock purchased under the Fund’s various investment plans for which an exemption from registration under the Securities Act of 1933, as amended (the “1933 Act”), is not available, and to all shares of Common Stock issued upon exercise of the Fund’s outstanding Warrants.”

Response:	The disclosure has been revised as follows: “This Prospectus applies to all shares of Common Stock purchased under the Fund’s various investment plans and to all shares of Common Stock issued upon exercise of the Fund’s outstanding Warrants.”

Comment 2:	Please review and, if necessary, tailor the disclosure in the “Investment Objective and Other Policies and Related Risks” section of the Fund’s prospectus relating to the use of derivatives in response to the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal and Disclosure, to Ms. Karrie McMillian, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response:	The Fund has reviewed this disclosure and has determined that no change is currently warranted.

Comment 3:	Please clarify what is meant by the following statement in the “How to Sell Shares” section in the “Investment Plans and Other Services” section of the Fund’s prospectus: “If your account is held directly with the Fund (direct accounts), you may sell your shares through the Service Agent.”

Response:	Stockholders that have accounts held directly with the Fund may sell their shares through the Fund’s Service Agent, subject to certain limitations described in the Prospectus. As noted in the “Prospectus Summary” section of the Fund’s prospectus, the Fund, pursuant to a stock repurchase program approved by the Fund’s Board, can repurchase up to 5% of the Fund’s outstanding Common Stock during the year directly from Stockholders and in the open market, provided that, with respect to shares purchased in the open market, the excess of the net asset value of a share of Common Stock over its market price (the discount) is greater than 10%. A reference to this limitation will be added to the section of the Fund’s prospectus entitled “Limitations on Purchases and Sales under Plans” in the “Investment Plans and Other Services Section” of the Fund’s prospectus.

Additionally, as noted in the “Limitations on Purchases and Sales under Plans” section in the “Investment Plans and Other Services Section” of the Fund’s prospectus, shares of the Fund that are purchased or sold through the investment plans described in the prospectus are limited to a total of 12,500 shares transacted per calendar quarter, and a maximum of 40,000 shares per calendar year, per account.

Comment 4:	Please confirm that the Corporation will file another POS-8C, completing the information that was left bracketed in the POS-8C filing made on March 13, 2015.

Response:	So confirmed.

In connection with the above-referenced Filing, the Corporation hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Corporation and the Corporation is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Corporation represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Corporation represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1354 or Joseph D’Alessandro at (212) 850-1703.

Sincerely,

/s/ Megan E. Garcy
Megan E. Garcy
Associate Counsel
Ameriprise Financial, Inc.